FEDERAL INSURANCE COMPANY
Endorsement No:	7
Bond Number:	70437045
NAME OF ASSURED: RIVERNORTH CORE OPPORTUNITY FUND

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

RIVERNORTH CORE OPPORTUNITY FUND
RIVERNORTH DOUBLELINE STRATEGIC INCOME FUND

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 16, 2011

ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1